[Letterhead of Cadwalader, Wickersham & Taft LLP]


                                January 31, 2007


Ms. Sara D. Kalin
Branch Chief-Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


            Re: Pre-Effective Amendment No. 1 to GS Mortgage Securities Corp., Registration Statement on Form S-3, Filed January 5, 2007 (File No. 333-139817)
                  --------------------------------------------------------------


Dear Sara:

            We are acting as special counsel to GS Mortgage Securities Corp., the registrant (the "Registrant"), under the above-referenced Registration Statement (the "Registration Statement"). We have reviewed your letter dated January 11, 2007 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the attached base prospectus (the "Base Prospectus"), the attached form of prospectus supplement that may be used in offering certificates (the "Certificates Prospectus Supplement"), the attached form of prospectus supplement that may be used in offering non-overcollateralization structure certificates ("Non-Overcollateralization Structure Certificates Prospectus Supplement") or the attached form of prospectus supplement that may be used in offering notes (together with Certificates Prospectus Supplement and the Non-Overcollateralization Structure Certificates Prospectus Supplement, the "Prospectus Supplements") included in the Registration Statement. The Prospectus Supplements together with the Base Prospectus are referred to in the letter as the "Prospectus." The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

            With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

            1. The Registrant confirms that the depositor and each issuing entity previously established, directly or indirectly by the depositor or any affiliate of the depositor is current and has been timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. No affiliate of the depositor has offered classes of asset-backed securities involving the same asset class as this offering.

            2. The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus or that finalized agreements will be filed simultaneously with or prior to the final prospectus supplement and prospectus.

            3. The Registrant confirms that it will cause to be filed unqualified legal and tax opinions at the time of each takedown.

            4. The Staff's requested change has been made.

            5. The Staff's requested change has been made.

            6. The Registrant has updated the risk factors in the form of Certificates Prospectus Supplement included as part of the Registration Statement to reflect certain recent changes in the housing market. There may also be circumstances in which the Registrant believes that disclosure may be appropriate to address risks relating to a specific issuance of certificates, e.g., relating to a specific mortgage loan originator. In such circumstances, the prospectus supplement would include a risk factor specifically addressing such risks, which may include references to the originator's recent delinquency experience. By way of example, if an originator were to experience increased delinquencies, disclosure might be added such as the following:

                  Mortgage Loans May Have Increased Delinquency Experience

                  During [____], the originator made several changes to its loan origination guidelines with the objective of improving the performance of its mortgage loans. The mortgage loans originated under the guidelines previously in effect began to experience increased levels of delinquencies. [Add numerical disclosure indicating the extent of increased delinquencies]. Such increased levels of delinquencies resulted in certain of the subordinated classes of certificates backed by mortgage loans originated under the guidelines previously in effect to be placed on certain rating agency watch lists with negative implications. We cannot assure you that the changes in the originator's loan origination guidelines will lead to the mortgage loans to be included in the mortgage pool performing better than mortgage loans originated under the guidelines previously in effect, nor can we assure you as to any actions to be taken by the rating agencies following the closing date regarding the certificates offered by this prospectus supplement.

      Of course, this is just an example and any such originator disclosure would depend on the facts and circumstances.

            7. The Registrant has deleted the language discussing reverse mortgage loans on page 16 of the Base Prospectus.

            8. The Registrant has deleted the language discussing shared credit support on page 53 of the Base Prospectus.

            We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

            If you have any questions regarding the foregoing responses, please call me at (212) 504-6825.


                                Very truly yours,


                                /s/ Michael S. Gambro

                                Michael S. Gambro

cc: David Stiepleman, Esq.
    Sang Kim, Esq.


Enclosures